Exhibit 99.1

Nano Dimension Marks U.S. Expansion with 3 New Printer Sales and
New Customer Experience Center at U.S. Headquarters

NESS ZIONA, Israel, April 30, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced new sales of the DragonFly 2020 Pro 3D printer to three prominent American customers. Nano Dimension also announced the opening of its third Customer Experience Center co-located with the company’s U.S. headquarters in Santa Clara, California.

The new customers include a world leader in the practical application of advanced technologies, an industry-leading advanced manufacturer with expertise in 3D printing, and a premier reseller of 3D printers and 3D CAD software.

“With a new Customer Experience Center in our Santa Clara office, a growing U.S. sales team and additional U.S. resellers, we are establishing wide presence in the U.S. market to accelerate revenue growth,” said Simon Fried, President of Nano Dimension USA Inc.

To date the company has successfully signed ten leading resellers globally, including respected U.S. industry leaders TriMech and Fathom, Korea’s HDC and Taiwan’s General Integration Technology. As part of these engagements, all of the company’s new resellers are expected to invest in their own demonstration showroom and sales coverage resources.

The DragonFly 2020 Pro 3D printer is transforming additive manufacturing for electronics development by enabling companies to take control of their entire development cycle. The system enables designers and engineers to 3D-print metal and polymer simultaneously to achieve in-house prototyping of functional electronics such as sensors, conductive geometries, antennas, molded interconnect devices, printed circuit boards and other innovative devices.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses establishing wide presence in the U.S. market to accelerate revenue growth and that the company’s new resellers are expected to invest in their own demonstration show room and sales coverage resources. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com